AH
6/20/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02023034

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14715

RECEIVED JUN 0 4 2002 154 WASH, D.C. SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/30/00 (MM/DD/YY) AND ENDING 12/28/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hornor Townsend & Kent, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Dresher Road - C1C
(No. and Street)

Horsham	PA	19044
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry Buck — 215-956-8748 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

6/02 PS

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 6-25

OATH OR AFFIRMATION

I, Henry Buck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hornor, Townsend & Kent, Inc., as of December 28, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to and subscribed before me this 3rd day of June 2002

Henry Buck
Signature

AVP/Treasurer
Title

Elizabeth A. Knoll
Notary Public

NOTARIAL SEAL
ELIZABETH A. KNOLL, Notary Public
Horsham Twp., Montgomery County
My Commission Expires May 17, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASD
REGULATION
An NASD Company

May 20, 2002

Mr. Henry Buck
Hornor, Townsend & Kent, Inc.
600 Dresher Rd., Ste. C1C
Horsham, PA 19044

Dear Mr. Buck:

This will acknowledge receipt of your December 28, 2001 annual audited report of financial condition, filed pursuant to Securities and Exchange Commission Rule 17a-5(d)(1). The report as submitted was found deficient in that it did not contain a Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part II or IIA, since material differences existed. The audited computation of Net Capital should be compared to the original FOCUS filing due seventeen days after the end of the year and not to any subsequent FOCUS filings made as a result of accounting adjustments recommended by the firm's auditor.

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule can be found on pages 8281 through 8296 of the Association's Manual. If you need assistance, I would suggest you review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, you are requested to furnish the aforementioned item by June 7, 2002. In addition, a copy must be sent both to NASD Regulation, Inc., and to the SEC in Philadelphia, PA and the SEC in Washington, DC along with a new completed Part III Facing Page, which is enclosed for your convenience.

Your prompt attention should be given to this matter. If you have any questions, please contact Frank Pablos, Compliance Examiner, at (215) 963-1962.

Sincerely,

AnnMarie McGarrigle
Supervisor of Examiners

AMM/cm
Enclosures

Hornor, Townsend & Kent, Inc.

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 28, 2001

Computation of Net Capital

1.	Total stockholder's equity from statement of financial condition		$ 3,291,500
2.	Deduct: Stockholder's equity not allowable for net capital		–
3.	Total stockholder's equity qualified for net capital		3,291,500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
	B. Other (deductions) or allowable credits		(20,000)
5.	Total capital and allowable subordinated liabilities		3,271,500
6.	Deductions and/or charges:		
	A. Total nonallowable assets from statement of financial condition		
	(1) Deferred tax asset	$ 232,495	
	(2) Equipment at cost, net	183,565	
	(3) Prepaid expenses and other assets	469,587	(885,647)
	B. Other (deductions) or charges		(70,230)
7.	Other additions and/or credits		–
8.	Net capital before haircuts on securities positions		2,315,623
9.	Haircuts on securities		(551)
10.	Net capital		$ 2,315,072

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)	$ 233,624
12.	Minimum dollar net capital requirement	$ 250,000
13.	Net capital requirement (greater of line 11 or 12)	$ 250,000
14.	Excess net capital (line 10 less line 13)	$ 2,065,072
15.	Excess net capital at 1,000% (line 10 less 10% of line 19)	$ 1,964,635

Hornor, Townsend & Kent, Inc.

Schedule I (continued)
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 28, 2001

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities from statement of financial condition	$ 3,504,371
17.	Add:	
	A. Drafts for immediate credit	–
	B. Market value of securities borrowed for which no equivalent value is paid or credited	–
	C. Other unrecorded amounts	–
18.	Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1)(c)(1)(vii)	–
19.	Total aggregate indebtedness	$ 3,504,371
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	151%

Statement Pursuant to Rule 17a-5(d)(4)

The above computation differs from the corresponding computation of net capital under Rule 15c3-1 as of December 28, 2001, filed by Hornor, Townsend & Kent, Inc., as part of the Company's original unaudited Focus Part IIA as of the same date with the National Association of Securities Dealers. The differences relate to the reduction of accrued legal expenses of $500,000 and accrued consultant's fees of $26,000, with a related decrease to the deferred tax asset of $175,000 and increase to the tax benefit of $9,100. These adjustments translate into an increase in stockholder's equity of $341,900, a decrease in the non-allowable deferred tax asset of $175,000, a decrease in aggregate indebtedness of $516,900, an increase in net capital of $516,900 and a decrease in the ratio of aggregate indebtedness to net capital from 2.24 to 1 to 1.51 to 1. The Company has filed an amended Focus Part IIA which reflects the revised computation.